

December 29, 2011

<u>Via E-mail</u>
Peter Evensen
Chief Executive Officer and Chief Financial Officer
Teekay Offshore Partners L.P.
4th Floor Belvedere Building
69 Pitts Bay Road
HM 08, Bermuda

> **Re:** **Teekay Offshore Partners L.P.**
> **Form 20-F for Fiscal Year Ended December 31, 2010**
> **Filed April 12, 2011**
> **File No. 001-33198**

Dear Mr. Evensen:

We have reviewed your filing and have the following comments. Our comments ask you to provide us with information so we may better understand your disclosures.

Please respond to this letter within ten business days by confirming that you will revise your document in future filings and providing the requested information. If you do not believe our comments applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis

Results of Operations

Year Ended December 31, 2010 versus Year Ended December 31, 2009

Other Operating Results

Realized and Unrealized (Losses) Gains on Derivative Instruments, page 42

1. We note that these amounts are material to the results of each period reported in this annual filing and the interim financial statements included in your 2011 Form 6-K's. Please include an analysis in sufficient detail in regard to the material variances in this line item between all comparable periods, as well as the basis for reported amounts material to the results of each period, particularly those pertaining to interest rate swap agreements. Please provide us with a copy of your intended revised disclosure.

Liquidity and Capital Resources

Liquidity and Cash Needs, page 47

2. Please discuss in the liquidity section of MD&A (i) the reason for your working capital deficit, (ii) its affect on your liquidity and operations, and (iii) how you manage the deficit. Provide us with a copy of your intended revised disclosure.

Cash Flows, page 48

3. Please include a comparative discussion of each component of cash flows (i.e., operating, financing, and investing) between the two earliest periods presented in the statements of cash flows. For example, there is no discussion of cash flows between 2009 and 2008.

Operating Cash Flows, page 48

4. Please quantify each factor indicated in terms of the cash effect upon your operating cash flows so that investors may understand the extent and relative impact of each.

5. Please discuss the reason for the change in working capital between 2010 and 2009 that accounts for over 20% of the change in operating cash flow between these periods.

Critical Accounting Estimates

Vessel Lives and Impairment, page 49

6. From disclosure in the Form 20-F and Form 6-K reporting results for the nine months ended September 30, 2011, you state a number of factors that could affect, and in fact have affected, the value of your vessels. For example, during the nine months ended September 30, 2011 you recorded impairment charges for three conventional tankers and one shuttle tanker, including the write down to estimated sale price of one of the conventional tankers, and recorded an impairment charge for one shuttle tanker in 2010. From the tables on page 23 and 25 of the Form 20-F, we note a number of contracts with no remaining term indicated or with remaining terms of one year or less. In this regard, we understand from industry information that charter rates for oil transporting vessels have significantly declined. In view of the above, with the potential for significant fluctuation and/or decrease in the fair value of your vessels given the present conditions within the oil transportation vessel industry, please expand your disclosure to describe your estimates and assumptions in greater detail that are used for analysis of vessel impairment and that also provides greater insight into possible variability of your estimates and assumptions. Your revised disclosure should address circumstances where the market value of vessels may have declined below their carrying values even though you may not have recorded any impairment of those vessels under your impairment accounting policy and the reason therefore. In addition, your revised disclosure

should explain how you calculated the estimates, how accurate your estimates have been in the past, how assumptions have changed in the past and the extent to which the estimates are reasonably likely to change in the future. Please provide us with a copy of your intended revised disclosure.

7. In connection with the above comment, we believe you should include in your MD&A discussion a table listing your vessels and indicating whether their estimated market value is above or below their carrying value. For those vessels whose market value is below their carrying value, please add disclosure below the table of the aggregate market value and aggregate book value of such vessels. We believe these additional disclosures will provide investors with an indication of your vessels that are at potential risk for impairment and the estimated magnitude of the potential aggregate impairment should you sell or otherwise write down vessels and/or vessel equipment. Please provide us with a copy of the table you intend to disclose.

Valuation of Derivative Instruments, page 50

8. Please expand upon the significant factors and uncertainties in determining the estimated fair values of your derivative instruments and the material amounts reported in the statement of operations, and that cause reported amounts to vary materially. Identify the factors that are most sensitive to change or variability and why. Please provide us with a copy of your intended revised disclosure.

Notes to the Consolidated Financial Statements

Note 8. Leases

Charters-out, page F-19

9. In regard to the sentence "The minimum scheduled future revenues should not be construed to reflect total charter hire revenues for any of the years," please tell us and disclose the factors that would cause the associated revenue amounts reported to differ from the minimum scheduled future revenues presented here and by what degree. Include discussion in "Critical Accounting Estimates" as appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 with any questions. You may also call me at (202) 551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief